November 5, 2019

Greg Halpern
Chief Financial Officer
Max Sound Corporation
3525 Del Mar Heights Road #802
San Diego, CA 92130

       Re: Max Sound Corporation
           Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2018 Filed March 29, 2019 and November 1, 2019, respectively
           File No. 000-51886

Dear Mr. Halpern:

       We have reviewed your November 1, 2019 response to our comment letter and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our August 5,
2019 comment letter.

Amendment to Form 10-K filed on November 1, 2019

Report of Independent Registered Public Accounting Firm, page F-2

1. You state in your response to prior comment 2 that there was a clerical issue regarding the name of your independent registered public accounting firm in your initial Form 10-K filing and therefore, you included an audit report signed by Anton & Chia, a PCAOB registered firm in your amended Form 10-K. However, it appears that Anton & Chia's license expired prior to the date of the opinion included in such filing. Please amend your
      December 31, 2018 Form 10-K to include financial statements that have been audited by a licensed firm.
 Greg Halpern
FirstName LastNameGreg Halpern
Max Sound Corporation
Comapany 5, 2019
November NameMax Sound Corporation
Page 2
November 5, 2019 Page 2
FirstName LastName
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 if you have questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology